UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

J. Alexander’s Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46609J106

(CUSIP Number)

MARIO D. CIBELLI

C/O Marathon Partners Equity Management, LLC

One Grand Central Place

60 East 42nd Street, Suite 2306

New York, New York 10165

(212) 490-0399

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 25, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46609J106

1	NAME OF REPORTING PERSON

Marathon Partners Equity Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		930,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

930,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

930,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 46609J106

1	NAME OF REPORTING PERSON

Mario D. Cibelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		930,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

930,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

930,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 46609J106

1	NAME OF REPORTING PERSON

Marathon Focus Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		130,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

130,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 46609J106

1	NAME OF REPORTING PERSON

Cibelli Research & Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		130,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

130,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 46609J106

1	NAME OF REPORTING PERSON

Marathon Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		800,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 46609J106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, no par value (the “Shares”), of J. Alexander's Holdings, Inc., a Tennessee corporation (“J. Alexander’s” or the “Issuer”). The address of the principal executive offices of the Issuer is 3401 West End Avenue, Suite 260, Nashville, Tennessee 37203.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	Marathon Partners L.P., a New York limited partnership (“Partners LP”), with respect to the Shares directly and beneficially owned by it;
(ii)	Marathon Focus Fund L.P., a Delaware limited partnership (“Focus Fund”), with respect to the Shares directly and beneficially owned by it;
(iii)	Cibelli Research & Management, LLC, a Delaware limited liability company (“Cibelli Research”), as the general partner of Focus Fund;
(iv)	Marathon Partners Equity Management, LLC, a Delaware limited liability company (“Marathon Partners”), as the investment manager of each of Partners LP and Focus Fund and the general partner of Partners LP; and
(v)	Mario D. Cibelli, as managing member of each of Cibelli Research and Marathon Partners.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Partners LP, Focus Fund, Cibelli Research, Marathon Partners and Mr. Cibelli is One Grand Central Place, 60 East 42nd Street, Suite 2306, New York, New York 10165.

(c)       The principal business of each of Partners LP and Focus Fund is investing in securities. The principal business of Cibelli Research is serving as the general partner to Focus Fund. The principal business of Marathon Partners is acting as the investment manager of Partners LP and Focus Fund, and acting as the general partner of Partners LP. The principal occupation of Mr. Cibelli is serving as the managing member of each of Cibelli Research and Marathon Partners.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

7

CUSIP NO. 46609J106

(f)       Partners LP is organized under the laws of the State of New York. Each of Focus Fund, Cibelli Research and Marathon Partners is organized under the laws of the State of Delaware. Mr. Cibelli is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Partners LP and Focus Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 800,000 Shares beneficially owned by Partners LP is approximately $8,184,184, excluding brokerage commissions. The aggregate purchase price of the 130,000 Shares beneficially owned by Focus Fund is approximately $1,332,803, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

On August 4, 2017, the Issuer and Fidelity National Financial, Inc. (“FNF”) announced a definitive agreement under which the Issuer will acquire 99 Restaurants, LLC, a majority-owned enterprise of FNF in an all-stock transaction (“Proposed Transaction”) valued at approximately $199 million, including the assumption of $20 million in net debt, and following which FNF will own approximately 52.5% of the outstanding shares of capital stock of Issuer.

On September 26, 2017, Marathon Partners delivered a letter (the “Letter”) to the Issuer’s board of directors (the “Board”) opposing the Proposed Transaction given its belief that the Proposed Transaction is overly accommodating to the interests of FNF and other affiliated entities and clearly not in the best interests of the Issuer’s shareholders. Marathon Partners stated in the Letter that it is highly concerned the Board’s deep and active ties to FNF are hindering the pursuit of alternative options that could potentially result in better outcomes for shareholders.

In the Letter, Marathon Partners noted numerous severe flaws and deficiencies with the Proposed Transaction, including:

•	The complete lack of independence of the Board, where every member is affiliated in some way or another with FNF;
•	The failure of the Board to create a Special Committee to fully and fairly evaluate the Proposed Transaction against other available alternatives to maximize shareholder value;
•	The highly unorthodox go-shop provision for a buyer that appears to be favor for FNF at the expense of the Issuer’s shareholders;
•	The undervaluation of J. Alexander’s and use of an overly generous accretion analysis as an attempt to justify the Proposed Transaction; and
•	The incompatible strategic fit between J. Alexander’s and 99 Restaurants given the nature of the two distinctly contrasting dining concepts.

Marathon Partners stated in the Letter that J. Alexander’s fair value lies well above the $11 per share price used for the Proposed Transaction and believes that the range of $13 to $15 is a more reasonable approximation of J. Alexander’s intrinsic value per share that is supported by a variety of valuation methodologies, including the value of its real estate holdings.

8

CUSIP NO. 46609J106

Marathon Partners also questioned the timing of the Proposed Transaction, noting in the Letter that J. Alexander’s was close to exiting its two-year restrictive period which would enable it to freely pursue a change of control transaction, making the no-shop provision even more perplexing and troublesome.

Marathon Partners referred to the Proposed Transaction in the Letter as amongst the most one-sided, conflicted deals it has seen in twenty-five years of investing, noting that the Board is recommending shareholders sell control of J. Alexander's to another entity its Board has deep ties to, for no premium, while simultaneously restricting other options available to enhance shareholder value. Marathon Partners stated that it supports J. Alexander's decision to pursue a change in control transaction, but believes the Issuer’s shareholders would have been much better served by expanding the process to potential buyers beyond FNF. Marathon Partners strongly suggests the Board take any necessary actions within the parameters of the current ill-fated Proposed Transaction to rectify this untenable situation so that it may be free to pursue the interest of other potential suitors. In conclusion, Marathon Partners suggests that the Board move forward quickly and decisively so that it may reverse the damage and wasted time that has resulted from the Proposed Transaction.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed as Exhibit 99.1, and is incorporated herein by reference.

The Proposed Transaction is subject to the approval of the Issuer’s shareholders, including the affirmative vote of the holders of a majority of the outstanding shares of the Issuer’s common stock and the affirmative vote of a majority of the votes cast by a quorum of the holders of the outstanding shares of common stock excluding common stock held by members of the Board and their related parties, since the Proposed Transaction may be deemed a “conflicting interest transaction” under Tennessee law. The adoption of the Issuer’s Restated Charter will also require the affirmative vote of the holders of 66 2/3% of the outstanding shares of common stock.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons believe that there are numerous opportunities to maximize shareholder value and the Reporting Persons have engaged, and intend to continue to engage, in a dialogue with the Issuer's management, Board, other shareholders and third parties, including potential acquirers, regarding the Issuer's business, operations, strategies, plans, strategic transactions (including the Transaction) and related matters. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, other shareholders or third parties, including potential acquirers, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such plans or proposals may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

9

CUSIP NO. 46609J106

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 14,695,176 Shares outstanding, which is the total number of Shares outstanding as of August 10, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2017.

A.	Marathon Partners
(a)	Marathon Partners, as the investment manager of each of Partners LP and Focus Fund, and the general partner of Partners LP, may be deemed the beneficial owner of the (i) 800,000 Shares owned by Partners LP and (ii) 130,000 Shares owned by Focus Fund.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 930,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 930,000

(c)	Marathon Partners has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Partners LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Mr. Cibelli
(a)	Mr. Cibelli, as the managing member of each of Cibelli Research and Marathon Partners, may be deemed the beneficial owner of the (i) 800,000 Shares owned by Partners LP and (ii) 130,000 Shares owned by Focus Fund.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 930,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 930,000

(c)	Mr. Cibelli has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Partners LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Focus Fund
(a)	As of the close of business on September 25, 2017, Focus Fund beneficially owned 130,000 Shares.

Percentage: Approximately 0.9%

10

CUSIP NO. 46609J106

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 130,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 130,000
(c)	Focus Fund has not entered into any transactions in the Shares during the past sixty days.
D.	Cibelli Research
(a)	Cibelli Research, as the general partner of Focus Fund, may be deemed the beneficial owner of the 130,000 Shares owned by Focus Fund.

Percentage: Approximately 0.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 130,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 130,000

(c)	Cibelli Research has not entered into any transactions in the Shares during the past sixty days.

E.	Partners LP
(a)	As of the close of business on September 25, 2017, Partners LP beneficially owned 800,000 Shares.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 800,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 800,000

(c)	The transactions in the Shares by Partners LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
11

CUSIP NO. 46609J106

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 26, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Letter to the Chairman and Board of Directors, dated September 26, 2017.
99.2	Joint Filing Agreement by and between Marathon Partners Equity Management, LLC, Marathon Partners L.P., Cibelli Research & Management, LLC, Marathon Focus Fund L.P., and Mario D. Cibelli, dated September 26, 2017.

12

CUSIP NO. 46609J106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2017

Marathon Partners L.P

By:	Marathon Partners Equity
Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Focus Fund L.P.

By:	Cibelli Research & Management, LLC,
its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Cibelli Research & Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners Equity Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

/s/ Mario D. Cibelli
MARIO D. CIBELLI

13

CUSIP NO. 46609J106

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Marathon PARTNERS L.P.

Purchase of Common Stock	10,000	9.7230	08/17/2017
Purchase of Common Stock	10,000	9.7253	08/18/2017
Purchase of Common Stock	6,925	9.6902	08/21/2017
Purchase of Common Stock	10,188	9.7000	08/22/2017
Purchase of Common Stock	4,600	9.6989	08/23/2017
Purchase of Common Stock	905	9.8279	08/24/2017
Purchase of Common Stock	5,838	9.9257	08/25/2017
Purchase of Common Stock	1,544	9.9000	08/28/2017
Purchase of Common Stock	2,060	9.8418	08/30/2017
Purchase of Common Stock	2,385	9.8658	08/31/2017
Purchase of Common Stock	1,036	9.8452	09/01/2017
Purchase of Common Stock	1,530	9.8709	09/05/2017
Purchase of Common Stock	9,704	9.8710	09/06/2017
Purchase of Common Stock	8,285	9.8981	09/07/2017
Purchase of Common Stock	3,003	9.9517	09/13/2017
Purchase of Common Stock	3,082	9.8695	09/14/2017
Purchase of Common Stock	4,722	9.9495	09/15/2017
Purchase of Common Stock	7,751	9.8913	09/18/2017
Purchase of Common Stock	6,442	9.9667	09/19/2017